EXHIBIT (A)(1)(H)
SeaDrill Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
March 27, 2006

Re:	SeaDrill Limited’s U.S. Offer to Purchase Class A Shares, Class B Shares, Class A ADSs and Class B ADSs of Smedvig ASA
Dear U.S. Stockholder:
     On March 6, 2006, SeaDrill Limited commenced a tender offer in the United States to purchase the securities of Smedvig ASA as listed above. The tender offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 6, 2006, and the related offer to purchase and letters of transmittal it contains. On March 27, 2006, we filed an amendment to the Schedule TO, which amends certain sections of the offer to purchase.
     A copy of the March 27 amendment is included in this package. Some of the key points in the amendment are as follows:
•	We amend the introduction, summary term sheet and Section 12 of the offer to purchase to disclose that Noble Corporation owns 21,095,600 Class A Shares and 2,501,374 Class B Shares, or approximately 39.2% of the Class A Shares and 8.9% of the Class B Shares. Noble is not affiliated with us. As described below, a two-thirds vote of all shareholders of Smedvig is required for certain fundamental corporate actions (such as mergers, amendments to governing documents, declarations of dividends and delisting from stock exchanges). Thus, if Noble retains its current share holdings, it may block any of these fundamental corporate actions by withholding its vote.

•	We amend the summary term sheet, Section 8 and Section 9 of the offer to purchase to provide additional disclosure about us and some of the risks that shareholders who do not accept our offer may face after completion of the offer.

•	As a point of clarification, in the summary term sheet and Section 12 of the offer to purchase, Smedvig Class A Shares are entitled to one vote per hare, and Class B Shares generally may not vote. However, certain actions concerning Smedvig must be approved by at least a two-thirds vote of the Class A Shares and Class B Shares present at a shareholder meeting voting together as a single class.

•	We provide additional disclosure in the summary term sheet and Section 12 of the offer to purchase about the Norwegian compulsory offer procedure that will apply if we acquire more than 90% of the voting rights in Smedvig, including the ability of U.S. stockholders to participate.

•	As a point of clarification, in Section 13 of the offer to purchase there are no regulatory or government approvals that apply to our offer.

•	In the summary term sheet, Section 8 and Section 15 of the offer to purchase, we provide additional information about other companies that John Fredriksen has an interest in and the fact that since February 16, 2006, SeaDrill and Smedvig have had some common officers and directors.
     This summary is qualified in its entirety by reference to the complete text of the enclosed amendment. You should read the amendment carefully before making a decision whether to tender your Class A Shares, Class B Shares, Class A ADSs or Class B ADSs of Smedvig ASA.

Very truly yours,

SeaDrill Limited